SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 9)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)1

PENWEST PHARMACEUTICALS CO.

(Name of Issuer)

Common Stock, Par value $0.001

(Title of Class of Securities)

709754105

(CUSIP Number)

Joseph Edelman, 499 Park Avenue, 25th Floor, New York, NY 10022, (646) 205-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

April 28, 2009

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.709754105	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PERCEPTIVE ADVISORS LLC

2.	CHECK THE APPROPRIATE BOX IF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS OO (Funds from Investment Advisory Clients).

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 6,476,446

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 6,476,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,476,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.5%

14.	TYPE OF REPORTING PERSON* IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.709754105	13D/A	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JOSEPH EDELMAN

2.	CHECK THE APPROPRIATE BOX IF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 6,476,446

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 6,476,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,476,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.5%

14.	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105	13D/A	Page 4 of 5 Pages

          Explanatory Note: This Amendment No. 9 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Perceptive Advisors LLC, a Delaware limited liability company (the “Investment Manager”) and Joseph Edelman, the managing member of the Investment Manager (each, a Reporting Person and, collectively, the “Reporting Persons”) initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on July 17, 2008 and amended on July 18, 2008, October 23, 2008, November 21, 2008, December 19, 2008, January 12, 2009, March 3, 2009, March 12, 2009 and March 30, 2009 (as so amended, the “Statement”), with respect to the common stock, par value $0.001 (the “Common Stock”) of Penwest Pharmaceuticals Co. (the “Issuer”).

          Item 4 of the Statement is hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

          On April 28, 2009, Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. filed a complaint for declaratory and injunctive relief against the Issuer and the members of the Issuer’s board of directors, as individual defendants, in the superior court of the State of Washington, Thurston County (the “Third Complaint”) seeking injunctive and other equitable relief to invalidate the decision of the Issuer’s board of directors to reduce the size of the board of directors or, in the alternative, to allow Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. a limited window to modify their existing proposal for business to be brought at the 2009 Annual Meeting of Shareholders without having to comply with the advance notice provisions set forth in the Issuer’s bylaws. Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. intend to take all other actions that they may deem necessary in connection with the Third Complaint including, but not limited to, filing a motion for temporary injunction against the Issuer and the members of the Issuer’s board of directors.

CUSIP No. 709754105	13D/A	Page 5 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2009

Date

PERCEPTIVE ADVISORS LLC

/s/ Joseph Edelman

Signature

Joseph Edelman/Managing Member

Name/Title

April 28, 2009

Date

/s/ Joseph Edelman

Signature

Joseph Edelman

Name/Title

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.